SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 19)1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                              Walt Anderson
                          c/o Gold & Appel, S.A.
             1023 31st Street, 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 10, 2000
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 6 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T 10-6                               Page 2 of 6 Pages
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,603,104
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       0
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,603,104 Shares of Common Stock
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           45.04%
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14.   TYPE OF REPORTING PERSON*                IN
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                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  89151T 10-6                              Page 3 of 6 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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NUMBER OF              7.  SOLE VOTING POWER
SHARES                     3,595,804
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER          0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       3,595,804
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER     0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,595,804 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           45.19%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
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This Amendment No. 19 to Schedule 13D filed by Revision LLC, a
Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17") and Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is supplemented as follows:

     Under a Put Agreement dated as of September 21, 1999 between Mr. Anderson, Warren Feldman ("Mr. W. Feldman"), Solomon Feldman ("Mr. S. Feldman") and Revision, which Put Agreement was filed as Exhibit 7.2 to Amendment No. 15 (the "Feldman Put Agreement"), Mr. W. Feldman, Mr. S. Feldman and their permitted designees had the right, but not the obligation (the "Feldman Put Option"), to sell and deliver up to 1,103,817 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Feldman Put Option at any time during the period beginning on December 11, 1999 and ending at 5:00 p.m. on February 10, 2000. Neither Revision nor Mr. Anderson had any right to require any of the Common Shares subject to the Feldman Put Agreement to be sold. Certain terms of the Feldman Put Agreement were modified by Amendment No. 1 to such Put Agreement, dated as of December 11, 1999, a copy of which was filed as Exhibit 7.2 to Amendment No. 16 and Amendment No. 2 to such Put Agreement, dated as of March 10, 2000, a copy of which is filed herewith as Exhibit 7.2.

    In addition, under a Put Agreement dated as of September 21, 1999 between Mr. Anderson, Leon Genet ("Mr. Genet") and Revision, which Put Agreement was filed Exhibit 7.3 to Amendment No. 15 (the "Genet Put Agreement"), Mr. Genet and his permitted designees had the right, but not the obligation (the "Genet Put Option"), to sell and deliver up to 104,320 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Genet Put Option at any time during the period beginning on December 11, 1999 and ending on
February 10, 2000.    Neither Revision nor Mr. Anderson had any right to
require any of the Common Shares subject to the Genet Put Agreement to be sold. Certain terms of the Genet Put Agreement were modified by Amendment No. 1 to such Put Agreement, dated as of March 10, 2000, a copy of which is filed herewith as Exhibit 7.3.

     On December 14, 1999, pursuant to the Feldman Put Agreement, as amended, Mr. W. Feldman delivered an exercise notice (the "Exercise Notice"), which Exercise Notice was filed as Exhibit 7.2 to Amendment No. 17, with respect to 788,021 Common Shares subject to the Put Option. On January 14, 2000, pursuant to the Feldman Put Agreement and the Exercise Notice, Revision purchased 538,440 of the Common Shares subject to the Feldman Put Agreement, and the Foundation for International Non-Governmental Development of Space ("FINDS")purchased 249,581 of the Common Shares subject to the Feldman Put Agreement.

     On February 7, 2000, pursuant to the Genet Put Agreement, as amended, Mr. Genet delivered an exercise notice (the "Genet Exercise Notice"), which was filed as Exhibit 7.4 to Amendment No. 18, with respect to 50,000 Common Shares subject to the Genet Put Option. It is expected that the closing of the purchase of such Common Shares will occur in the near future, subject to the satisfaction by Mr. Genet of the applicable closing conditions. Upon such closing, Mr. Genet will have no further rights to sell Common Shares pursuant to the Genet Put Agreement.

     On February 9, 2000, pursuant to the Feldman Put Agreement, as amended, Mr. W. Feldman delivered a second exercise notice (the "Second Exercise Notice"), which Second Exercise Notice was filed as Exhibit 7.2 to Amendment No. 18, with respect to 303,296 Common Shares subject to the Feldman Put Option. On February 10, 2000, Mr. W. Feldman delivered a third exercise notice (the "Third Exercise Notice"), which Third Exercise Notice was filed as
Exhibit 7.3 to Amendment No. 18, with respect to 5,000 Common Shares subject to the Feldman Put Option. On March 9, 2000, Mr. W. Feldman delivered a fourth exercise notice (the "Fourth Exercise Notice"), a copy of which is

                              Page 4 of 6
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filed herewith as Exhibit 7.4, revoking the Second Exercise Notice and exercising his put option with respect to 202,518 Common Shares subject to the Feldman Put Option.

     On March 10, 2000, pursuant to the Feldman Put Agreement, the Third Exercise Notice and the Fourth Exercise Notice, FINDS purchased 207,518 Common Shares for a total purchase price of $3,320,288.00. All of the funds used to purchase such 207,518 Common Shares pursuant to the Exercise Notice came from FINDS's working capital funds. Messrs. W. Feldman and S. Feldman have no further rights to sell Common Shares pursuant to the Feldman Put Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Revision and Walt Anderson, collectively, beneficially own 3,602,904 Common Shares, representing approximately 45.19% of the outstanding Common Shares, based on information provided in the Issuer's proxy statement filed with the SEC on February 1, 2000. As described under Item 3 above, Revision has no right to acquire the Common Shares subject to either the Feldman Put Agreement, as amended, or the Genet Put Agreement, and therefore is not a beneficial owner thereof within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Mr. Anderson directly owns 7,300 Common Shares or less than 0.01% of the outstanding Common Shares.

     In addition, Mr. Anderson is the President and a director of FINDS, which owns 628,929 Common Shares. Mr. Anderson does not control FINDS and thus disclaims beneficial ownership of the shares owned by FINDS.

                               Page 4 of 7
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     (b)   The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the 7,300 shares directly owned by Mr. Anderson is held by Mr. Anderson.

     As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of, and to dispose of the 3,595,604 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 45.19% of the outstanding Common Shares.

     The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,972,904 outstanding Common Shares of the Issuer as of January 27, 2000, which information was provided in the Issuer's proxy statement filed with the SEC on February 1, 2000.

     (c) Since the filing of Amendment No. 18, as reported in Item 3 above, on March 10, 2000, pursuant to the Feldman Put Agreement, as amended, the Third Exercise Notice, and the Fourth Exercise Notice, FINDS purchased 207,518 of the Common Shares subject to such Agreement at a purchase price of $16.00 per Common Share.

     Further, since the filing of Amendment No. 18, Mr. Anderson bought 7,100 Common Shares on the NASDAQ National Market, as follows:

 Date               Number of Shares            Price Per Share
 ----               ----------------            ---------------
02/28/00                  3,100                     $13.5000
02/29/00                  1,000                      13.8750
03/01/00                  3,000                      13.5000

Total                     7,100

                                Page 5 of 7
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     (d)  No person is known by Revision nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Revision or Mr. Anderson. Until the closing of the purchase by FINDS of the 50,000 Common Shares which FINDS will purchase pursuant to the Genet Put Agreement, Mr.
Genet has the sole right to receive dividends paid on the 50,000 Common
Shares, which are the only Common Shares still subject to a put agreement. Mr. Genet has the sole right to receive the proceeds from the sale of the shares owned by him which remain subject to the Genet Put Agreement.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     Except for the Joint Filing Agreement attached to this Statement as
Exhibit 7.1, the Operating Agreement of Revision LLC as described in Amendment No. 7 and filed as Exhibit 7.2 thereto), the Genet Put Agreement (as described in Amendment No. 15 and filed as Exhibit 7.3 thereto) and Amendment No. 1 to the Genet Put Agreement (filed herewith as Exhibit 7.3), neither Revision nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Revision or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 18 to Schedule 13D.

     Exhibit 7.2 Amendment No. 2 to the Feldman Put Agreement, dated as of March 10, 2000.

     Exhibit 7.3 Amendment No. 1 to the Genet Put Agreement, dated as of March 10, 2000.

     Exhibit 7.4 Fourth Exercise Notice of Mr. W. Feldman dated as of March 9, 2000.


                               Page 5 of 6
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                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 19 to Schedule 13D is true, complete and correct.

Date:     March 20, 2000

                                   Revision LLC, a Delaware limited
                                   liability company


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager


                                        /s/ Walt Anderson
                                      --------------------------------------
                                            Walt Anderson


























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